

August 28, 2014

Via E-mail
Mr. Heng W. Chen
Chief Financial Officer
Cathay General Bancorp
777 North Broadway
Los Angeles, California 90012

> **Re: Cathay General Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-31830**

Dear Mr. Chen:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Financial Statements

Notes to Financial Statements

Note 4. Investment Securities, page F-16

1. We note that during the first quarter of 2013, the company reclassified its municipal securities from held-to-maturity to securities available-for-sale due to the ongoing

discussions regarding corporate income taxes which could have a negative impact on the after-tax yields and fair values of the company's portfolio of municipal securities. Since these transfers should be rare please tell us more about the change in circumstances that caused the company to change its intent to hold municipal securities to maturity and how you considered the guidance of ASC 320-10-25-6. In addition, we note that the company also reclassified all other securities held-to-maturity concurrent with this reclassification to securities available-for-sale. Please tell us if this reclassification is due to the guidance of ASC 320-10-35-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3492 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ John Nolan

John P. Nolan
Senior Assistant Chief Accountant